June 4, 2025

Thomas W. Farley
Chief Executive Officer
Bullish
10A Building A, 60 Nexus Way
Camana Bay, George Town
Grand Cayman, Cayman Islands, KY1-9005

       Re: Bullish
           Amendment No. 3 to
           Draft Registration Statement on Form F-1
           Submitted May 21, 2025
           CIK No. 0001872195
Dear Thomas W. Farley:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 14, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Summary Consolidated Financial and Other Data, page 22

1. We note that you present net income/(loss) attributable to owners and non-controlling interests on the top of page 23, but the amounts presented for 2024 are those related to total comprehensive income. Please revise your presentation to present the appropriate net income amount.
 June 4, 2025
Page 2
Capitalization, page 116

2. Please revise your presentation to include your debt in total capitalization. See Item
       3B of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Digital Assets held - intangible assets, inventories and financial assets, page 165

3. In footnote (ii) to the tables on pages 165 and 166 you indicate that the BTC and ETH quantities presented include wrapped tokens such as wBTC and weETH. In
Note 2.8
       on page F-22 you indicate that you derecognize digital assets transferred to smart contracts and recognize the protocol-specific digital assets received in return. In your response, please tell us the amounts of these wrapped token along with your consideration for separately disclosing the quantities and specific wrapped tokens included in your tables given that wrapped tokens present additional risks to the tokens underlying them.
Certain Relationships and Related Party Transactions
Loan Agreement with SPV KY Limited, page 189

4. Please clarify why the reference to "block.one" is deleted from the first sentence of this section.
Consolidated Statements of Cash Flows, page F-8

5. We note approximately $5.6 billion each of non-cash purchases of and non-cash proceeds from disposals of digital assets held - intangible assets as disclosed at the bottom of page F-9. Please tell us the nature of these transactions and quantify for us the significant types of transaction underlying these amounts.
Notes to the Consolidated Financial Statements
Note 12. Taxation
(b) Reconciliation between tax expense and accounting loss at applicable tax rates, page F-46

6.     We note that the $4.2 million "Others" reconciling item in the table for
2024
       represents about 84% of your recorded $5.0 million income tax expense. Please tell us the nature of the tax attributes underlying your "Others" reconciling item and tell us your consideration for separately identifying and disclosing any material individual amounts.
Note 29. Financial risk management
(c) Digital asset risk
(i) Risks with respect to customers' digital assets, page F-67

7. In the first paragraph on page F-68 you reference Note 13(c) which does not appear to exist. Please tell us whether you have customer segregated inventory at either
       December 31, 2024 or 2023. Otherwise, tell us where you have disclosed these amounts.
 June 4, 2025
Page 3

        Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855
if you have questions regarding comments on the financial statements and related matters.
Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Erin E. Martin